Exhibit 15.2

Consent of independent registered public accounting firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3 No. 333-251219) and to the use therein of our joint reports dated February 18, 2021, with respect to the consolidated financial statements of Orange and subsidiaries (the "Group") as of and for each of the three years ended December 31, 2020, December 31, 2019 and December 31, 2018 and the effectiveness of internal control over financial reporting of the Group as of December 31, 2020, included in the Annual Report (Form 20-F) of the Group for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 18, 2021.

/s/ ERNST & YOUNG Audit

Paris-La Défense

March 18, 2021